Via Facsimile and U.S. Mail
Mail Stop 6010

June 28, 2007

Mr. Patrick B. Kelleher
Senior Vice President - Chief Financial Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, VA 23230

> **Re:** **Genworth Financial, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed on February 27, 2007**
> **File No.: 001-32195**

Dear Mr. Kelleher:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 80

Results of Operations, page 93

1. Please refer to your tabular and narrative disclosure of "net operating income", a non-GAAP measure. Based on your narrative disclosure of consolidated results of operations it appears that your discussion of "net operating income" has a greater prominence than the most directly comparable financial measure in accordance with

GAAP since you have excluded a discussion of GAAP net income for the periods presented. It also appears that this non-GAAP measure excludes both recurring items, such as net investment (gains) losses, and non-recurring items, such as net tax benefit related to IPO and gain on outsourcing services agreement. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that net investment (gains) losses have the following attributes.

- there is a past pattern of these items occurring in each reporting period;
- the financial impact of these items will not disappear or become immaterial in the future; and
- there is no unusual reason that the company can substantiate to identify the special nature of these items.

These attributes raise significant questions about management's assertions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to Questions 8, 9, and 21 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Please confirm that you will remove this non-GAAP measure in future filings or tell us why you believe that you comply with Item 10 of Regulation S-K.

Results of Operation by Segment, page 97

2. Please refer to your disclosure that "management regularly reviews the performance of each of our operating segments (Protection, Retirement Income and Investments and Mortgage Insurance) based on the after-tax net operating income (loss) of the segment…" This disclosure appears to be inconsistent with your disclosure in Note 21 to the financial statements. Please refer to section (a), operating and geographic segments, which states that "segment income represents the basis on which the performance of our business is assessed by management." Your tabular disclosure on page 197 appears to define segment income as net income (loss) from continuing operations. Based on your disclosure it is not clear which measure is used by the CODM for purposes of making decisions about allocating resources and assessing the performance of segment operations. Please provide us in disclosure-type format a revised discussion that is consistent with the measure used by the CODM to assess segment performance.

Protection segment, page 98

Payment protection insurance, page 104

3. Your disclosure of selected operating performance measures includes the measure "gross written premiums, premium equivalents and deposits", which is a non-GAAP measure. Please tell us in disclosure-type format how this measure is calculated and why you did not provide the information required by Item 10(e) of Regulation S-K. Please explain what is meant by the term "premium equivalents" and why an amount that appears not to include premiums or deposits is meaningful to investors.

Contractual Obligations Table, page 137

4. Please refer to footnote 5 regarding "insurance liabilities." You indicate that the reason that the obligations in the table exceed the liabilities recorded in your consolidated balance sheet is due to reflecting, in the table, future credited interest for investment contracts and tabular interest for insurance policies. Please clarify for us in disclosure-type format whether the cash payments in the table related to "in-force insurance policies" are discounted consistent with the "present value" concept required by FAS 60.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please submit your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant